UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒       Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Recent Development of The9 Limited

As disclosed in the Form 6-K furnished by The9 Limited (the “Company”) on January 26, 2021, the Company disclosed that it entered into a share subscription and warrant purchase agreement (the “Purchase Agreement”) with the holding entities of several investors in the cryptocurrencies mining industry in anticipation of developing its cryptocurrency mining business with the assistance of those investors. Pursuant to the Purchase Agreement, the Company issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the investors in February 2021. The warrants are divided into four equal tranches, the exercisability of which are subject to the market capitalization of the Company within certain time period.

Subsequent to the entry of the Purchase Agreement, the Company has been actively developing its cryptocurrency mining business and obtaining additional financing support to fund its business operations, which primarily include the following:

In February 2021, the Company issued and sold (i) a one-year convertible note in a principal amount of US$5,000,000, (ii) 50,000 ADSs, and (iii) 10,000,000 Class A ordinary shares, for an aggregate consideration of US$5,000,000 to Streeterville Capital LLC (“Streeterville”). The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into American depositary shares (“ADSs”) of the Company at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. The Company has the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In the event the principal amount and interest accrued for the convertible note issued to Streeterville are fully repaid, the Company has the right to repurchase the remaining Class A ordinary shares held by Streeterville that are unsold at US$0.0001 per share.

In February 2021, NBTC Limited, the wholly-owned subsidiary of the Company, signed a strategic cooperation framework purchase agreement (the “Cooperation Agreement”), with Shenzhen MicroBT Electronics Technology Co., Ltd., the manufacturer of WhatsMiner bitcoin mining machines. Pursuant to the Cooperation Agreement, upon the payment of a deposit, NBTC Limited has the right of first offer to purchase 5,000 WhatsMiner bitcoin mining machines from MicroBT within one year, including but not limited to models M32 and M31S. The Company completed first batch purchase of 440 WhatsMiner M32 machines in February 2021. In March 2021, NiuLian Technology (ShaoXing) Co., Ltd., the indirect wholly-owned subsidiary of the Company, has signed the second purchase order with MicroBT under the Cooperation Agreement. This second batch of purchase consists of 482 WhatsMiner M31S+ machines. The hash rate of each of these WhatsMiner M31S+ machines is approximately 80-86TH/s, with the power consumption of approximately 38-42W/T. These WhatsMiner M31S+ machines had been delivered and the Company’s Bitcoin hash rate will be increased by approximately 40 PH/s. Other than WhatsMiner bitcoin mining machines, the Company also plans to continue purchasing different types of cryptocurrency mining machines in the near future.

In February 2021, the Company entered into a standby equity distribution agreement (the “SEDA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP pursuant to which the Company is able to sell up to US$100.0 million of ADSs solely at the Company’s request at any time during the 36 months following the date of the SEDA.

In February 2021, the Company entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of its Class A ordinary shares. Pursuant to the purchase agreements, the Company issued an aggregate of 26,838,360 Class A ordinary shares in exchange for 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines have already been deployed in Xinjiang, Sichuan and Gansu in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.37 per Class A ordinary share (equivalent to US$11.18 per ADS).

In February 2021, the Company’s board of directors and board committees authorized and approved the issuance of an aggregate number of 33,090,000 Class A ordinary shares to certain directors, executive officers, employees and consultants of the Company as share incentive awards for their services to the Company pursuant to its Eighth Amended and Restated 2004 Stock Option Plan. Among those Class A ordinary shares grants, 32,190,000 shares were restricted Class A ordinary shares, subject to restrictions on transferability to be removed upon the satisfaction of the conditions that half of the restricted shares should vest if the market capitalization of the Company reaches US$400 million and the other half should vest if the market capitalization of the Company reaches US$500 million. The Company also granted 900,000 restricted Class A ordinary share units to the Company’s directors which are immediately vested and issued the same number of shares.

In February 2021, the Company entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, the Company should issue 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million. Such transactions were subsequently closed.

In February 2021, the Company entered into a legally binding memorandum of understanding on the acquisition of 70% equity interest in Hangzhou SuanLiTechnology Co., Ltd., a cryptocurrency cloud mining blockchain Software-as-a-Service company. The acquisition consideration would be approximately US$7 million, subject to due diligence and valuation to be conducted by an independent valuation firm. The Company will pay the acquisition consideration by issuance of Class A ordinary shares at a price of US$82.89 per ADS, representing the closing market price of ADSs prior to the signing of the memorandum of understanding.

In February 2021, the Company signed a framework agreement with a Filecoin mining machine vendor to purchase Filecoin mining machines for cash consideration of US$10 million.

In March 2021, the Company entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of the Company’s Class A ordinary shares. Pursuant to the purchase agreements, the Company issued an aggregate of 3,832,830 Class A ordinary shares in exchange for various Bitcoin mining machines including different brands, such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 8,489 units and a total hash rate of approximately 251PH/S. These Bitcoin mining machines have already been deployed in Qinghai, Xinjiang and Inner Mongolia in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.78 per Class A ordinary share (equivalent to US$23.35 per ADS).

In March 2021, the Company signed three legally-binding memoranda of understanding with three unrelated Bitcoin mining machine owners to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. This batch of Bitcoin mining machines includes different brands such as AvalonMiner, AntMiner and WhatsMiner, with an additional total number of 10,252 units and an additional total hash rate of approximately 192PH/S. According to the memoranda of understanding, the Company should issue approximately 5,883,750 Class A ordinary shares (equivalent to 196,125 ADSs) to the sellers based on a per share price of approximately US$1.3 per Class A ordinary share (equivalent to US$38.51 per ADS) The number of Class A ordinary shares to be issued is subject to certain price adjustment mechanisms to be assessed six months after the signing of the definitive agreements. The Company will designate an independent valuation firm to conduct examination and assessment of the Bitcoin mining machine fair market value, and will make adjustment to the number of Class A ordinary shares to be issued if needed.

On March 17, 2021, the Company issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. The Company is obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of the Company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. The Company has the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount.

In March 2021, NBTC Limited, a wholly-owned subsidiary of the Company, signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule.

As of the date of this Form 6-K, the Company had 340,356,731 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding. The following table sets forth information with respect to the beneficial ownership of the Company’s ordinary shares as of the date of this Form 6-K by each person known to the Company to own beneficially more than 5% of its ordinary shares.

	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Total Ordinary Shares on an As- Converted Basis		Total Voting Power(3)
	Number	Number	Number(1)	%(2)%
Directors and Executive Officers**
Jun Zhu(4)	42,563,545	13,607,334	56,170,879	15.9	70.8
Davin A. Mackenzie	*	—	*	*	*
Kwok Keung Chau	*	—	*	*	*
Ka Keung Yeung	*	—	*	*	*
George Lai (Lai Kwok Ho)(5)	8,849,991	—	8,849,991	2.5	*
Chris Shen	*	—	*	*	*
All Directors and Executive Officers as a Group	55,057,040	13,607,334	68,664,374	19.4	72.0
Principal Shareholders:
Jun Zhu(4)	42,563,545	13,607,334	56,170,879	15.9	70.8
JPKONG LTD.(6)	49,801,786	—	49,801,786	12.4	*
Qifeng Sun Ltd.(7)	24,900,894	—	24,900,894	6.6	*
Root Grace Ltd.(8)	24,900,894	—	24,900,894	6.6	*
Plutux Labs Limited(9)	21,000,000	—	21,000,000	5.9	2.1

Notes:

*	Less than 1% of the total outstanding shares of the Company.
**	Except for Mr. Davin A. Mackenzie, Mr. Mr. Kwok Keung Chau and Mr. Ka Keung Yeung, the business address for the directors and executive officers of the Company listed in the table is 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China.
(1)	Represents the sum of Class A and Class B ordinary shares beneficially owned by such person or group. The total number of Class A and Class B ordinary shares on an as-converted basis as of the date of this Form 6-K is 353,964,065.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this Form 6-K.
(3)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares on an as-converted basis held by such person or group with respect to all of the outstanding Class A and Class B ordinary shares of the Company on an as-converted basis as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to fifty votes per share on all matters requiring a shareholders’ vote. The Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(4)	Includes (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, and (ii) 7,500,000 Class B ordinary shares in the form of restricted shares, 36,300,000 Class A ordinary shares in the form of restricted shares and 5,351,451 Class A ordinary shares represented by ADSs held by Jun Zhu.
(5)	Includes 5,400,021 Class A ordinary shares in the form of restricted shares and 3,449,970 Class A ordinary shares represented by American depositary shares directly held by George Lai.
(6)	Includes 3,603,600 Class A ordinary shares directly held by JPKONG LTD. and 46,198,186 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by JPKONG LTD. JPKONG LTD. is a British company wholly owned and controlled by Mr. Jianping Kong. The registered address for JPKONG LTD. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(7)	Includes 1,801,800 Class A ordinary shares directly held by Qifeng Sun Ltd. and 23,099,094 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by Qifeng Sun Ltd. Qifeng Sun Ltd. is a Virgin company wholly owned and controlled by Mr. Qifeng Sun. The registered address for Qifeng Sun Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(8)	Includes 1,801,800 Class A ordinary shares directly held by Root Grace Ltd. and 23,099,094 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by Root Grace Ltd. Root Grace Ltd. is a Islands company wholly owned and controlled by Mr. Enguang Li. The registered address for Root Grace Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(9)	Includes 21,000,000 Class A ordinary shares held by Plutux Labs Limited, as reported by Plutux Labs Limited on the Schedule 13G filed with the SEC on September 13, 2018. The address for Plutux Labs Limited is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: March 23, 2021